Prudential Short-Term Corporate Bond Fund, Inc.

AMENDMENT TO SUBADVISORY AGREEMENT

Amendment to Subadvisory Agreement made this 1st day of July, 2014, between Prudential Investments LLC (the Manager) and Prudential Investment Management, Inc. (PIM).

WHEREAS the Manager and PIM have mutually agreed to revise Schedule A of the Subadvisory Agreement, in order to reduce the subadvisory fee rate pursuant to which the Manager compensates PIM for the services provided by PIM to the Prudential Short-Term Corporate Bond Fund under the Subadvisory Agreement;

NOW THEREFORE, the parties mutually agree as follows:

1. The subadvisory fee rate schedule appearing in Schedule A is hereby deleted in its entirety, and is replaced with the following new subadvisory fee rate schedule:

0.20% up to $10 billion of average daily net assets;
0.195% on average daily net assets over $10 billion.

2. The Subadvisory Agreement is unchanged in all other respects.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

PRUDENTIAL INVESTMENTS LLC

By: /s/ Scott E. Benjamin
Scott E. Benjamin, Executive Vice President

PRUDENTIAL INVESTMENT MANAGEMENT, INC.

By: /s/ Steven B. Saperstein
Steven B. Saperstein, Vice President